UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-36187

EVOGENE LTD.
  (Translation of Registrant’s Name into English)

13 Gad Feinstein Street, Park Rehovot, Rehovot 7638517, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

CONTENTS

Receipt of Notice Re: Listing Bid Price Deficiency

On April 2, 2026, Evogene Ltd., or Evogene, issued a press release announcing its receipt of a letter from the Nasdaq Stock Market LLC notifying Evogene of its deficiency in complying with Nasdaq Listing Rule 5550(a)(2) (which requires Evogene’s ordinary shares to maintain a closing bid price of at least $1.00 per share). A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Exhibits

Exhibit	Description
99.1	Press release dated April 2, 2026, issued by Evogene announcing its receipt of a minimum bid price deficiency letter from Nasdaq

Incorporation by Reference

The contents of the press release attached to this Report of Foreign Private Issuer on Form 6-K, or Form 6-K, as Exhibit 99.1 are incorporated by reference in Evogene’s registration statements on Form F-3 (Securities and Exchange Commission, or SEC, File No.’s 333-277565 and 333-294650, and Form S-8 (SEC File No.’s. 333-193788, 333-201443, 333-203856, 333-259215, 333-286197 and 333-294648), and will be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 2, 2026	EVOGENE LTD. (Registrant) By: /s/ Ofer Haviv Ofer Haviv Chief Executive Officer